UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     April 14,
2020



Donald W. Layden, Jr.
President and Chief Executive Officer
USA Technologies, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

        Re:     USA Technologies, Inc.
                DEFA14A preliminary proxy statement filings made on Schedule
14A
                Filed on February 21 and April 14, 2020 by USA Technologies,
Inc.
                File No. 001-33365

Dear Mr. Layden,

        We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response. After reviewing any amendments to the filings or any information provided in response to these comments, we may have additional comments.

Definitive Additional Materials filed under cover of Schedule 14A on April 14, 2020

Investor Presentation April 2020

1. The disclosure indicates "USAT and HEC reached [a] tentative agreement", but then asserts that "HEC refused to honor the agreement." The contention that HEC "refused to honor" a tentative agreement suggests HEC defaulted on an obligation. Given that the agreement was not finalized according to the registrant's own characterization, please confirm that USAT will refrain from creating the implication in future filings that HEC breached a contract.

2. USAT represents that HEC has demanded the "effective control" of the registrant's Board and "made clear" that it will not settle unless it receives "control of the Company." The shareholder nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. While HEC has proposed for election eight nominees, each of whom has been described as being independent from the registrant, HEC itself, as a matter of law and fact, will not be obtaining "control" of the Board or the registrant in the event that its proxy solicitation is successful. Please refrain from using this inexact formulation in future filings.
 Donald W. Layden, Jr.
USA Technologies, Inc.
April 14, 2020
Page 2

Definitive Additional Materials filed under cover of Schedule 14A on February 21, 2020

Conference call and webcast to review its second quarter fiscal year 2020 financial results

3. The public remarks indicated that the "Board has remained steadfast in their position that if there is going to be a change in the majority of the board, then USAT shareholders deserve a premium for their shares to allow for a change of control." The reference to a "control premium" implies that HEC is in fact acquiring control of the registrant as opposed to simply exercising its rights as a stockholder to nominate and vote upon a slate of new directors.
   Given that HEC will not own a controlling position in the registrant even if its solicitation is successful, it remains unclear why any control premium would be due. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium or any proxy solicitation undertaken in compliance with Section 14(a) and corresponding
   Regulation 14A in which a person soliciting proxies paid a "premium" or "control premium"
   to security holders in exchange for a vote in favor of their candidates. In future filings, please refrain from creating the impression that a "premium" is legally or otherwise required to be paid given the Rule 14a-9 prohibition against omissions of material fact necessary to accurately make statements in light of the circumstances under which they are made.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions

cc: Eduardo Gallardo, Esq.
James J. Moloney, Esq.